FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  18 June 2003



                         CRH: Statement of Notification



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Statement of Notification


                             N E W S R E L E A S E


                                                                    18 June 2003

                                    CRH plc

                         TRADING STATEMENT NOTIFICATION


As part of its ongoing investor relations activity, CRH plc will issue a pre-close period trading update for the six months ending June 2003 at 7.00 a.m. BST on 30 June 2003. This statement will be issued concurrently with CRH's regular half yearly development strategy update.

Pre-close period trading statements will now form part of CRH's regular financial reporting schedule and will be released in advance of both the interim and the preliminary full year results announcements.

CRH will host an analysts' conference call at 8.30 a.m. BST on 30 June 2003 to discuss the updates. The dial-in number is +353 1 439 0430.

A recording of the conference call will be available from 10:30 a.m. BST on 30 June 2003 by dialling +353 1 2400041. The security code for the replay will be 244696#.

CRH's interim results for the period ended 30 June 2003 will be issued on 2 September 2003.


                                 -------------


CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 18 June 2003



                                                  By: ___/s/ M. P. Lee___

                                                      M. P. Lee
                                                      Finance Director Designate